UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

Motion to Establish Reserve Amounts with respect to Certain Disputed Claims Under Confirmed Joint Plan of Reorganization

As previously disclosed, on September 6, 2012, the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) in the Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”) of CDC Corporation (the “Company” or “Debtor”) entered its Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming the Second Amended Joint Plan of Reorganization of CDC Corporation (the “Plan”).

On September 25, 2012, CDC Corporation filed a motion (the “Disputed Claims Motion”) with the Court seeking to establish reserve amounts for certain additional disputed claims set forth on Schedule A thereto totaling $7,000.00.

On October 1, 2012, the Court entered an Order and Notice (the “Order and Notice”) granting the Disputed Claims Motion, subject to objection.

No such objections were timely received from creditors. As a result of the foregoing, the Liquidating Trustee, and the Disbursing Agent are entitled to rely upon the Reserve Amount set forth on Schedule A in funding the Reserve for the Effective Date Available Cash under the Plan for such creditor’s claim.

The foregoing description of the Disputed Claims Motion and the Order and Notice is qualified in its entirety by the full text of such documents which are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to the Company’s Form 6-K dated October 4, 2012, and incorporated herein by reference. Terms not specifically defined herein shall have the meaning ascribed therein.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. Additionally, forward-looking statements may include statements regarding: (i) any course of dealing with Disputed Claims; (ii) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, any considerations, procedures, or timelines relating to the Plan or any expectations regarding reserve amounts requested by the Company which may be subject to change; and (iii) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson

Name:	Marcus A. Watson

Title:	Chief Restructuring Officer